Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

VIA EDGAR SUBMISSION AND FACSIMILIE

Ms Kate Tillan

Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax No: ++1 202 772 9218

28 September 2006

Dear Ms Tillan

Smith & Nephew plc, Form 20-F for the fiscal year ended 31 December 2005, Filed 10 March 2006, (File No. 001-14978)

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated 25 September 2006 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or before 9 November 2006.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me, Clifford K Lomax, with comments or questions.

Yours faithfully

Clifford K Lomax

Group Financial Controller

DD: +44 207 960 2238

Registered No. 324357 in England and Wales at 15 Adam Street London WC2N 6LA England